FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 2-69336

(Check one)

|X|  Form 10-K and Form 10-KSB      |_|  Form 11-K

|_|  Form 20-F    |_|  Form 10-Q and Form 10-QSB    |_|  Form N-SAR

For period ended December 31, 2000

|_|      Transition Report on Form 10-K and Form 10-KSB

|_|      Transition Report on Form 20-F

|_|      Transition Report on Form 11-K

|_|      Transition Report on Form 10-Q and Form 10-QSB

|_|      Transition Report on Form N-SAR

For the transition period ended
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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant: Cramer, Inc.

     Address of principal executive office (street and number): 625 Adams Street

     City, state and zip code: Kansas City, Kansas 66105

                                     PART II
                             RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   |X|  (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

   |X|  (b)   The  subject  annual  report on Form  10-KSB  will be filed on  or before the 15th calendar day following the prescribed due date.

   |_|  (c)   The   accountant's  statement  or other  exhibit  required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     The report on Form 10-KSB will be filed on or before April 17, 2001.

     The Company has recently undergone a change in management and has retained a turnaround consultant to assist the new management in restoring the Company to profitability. The new management is evaluating the financial statements for the year ended December 31, 2000 as prepared by previous management for the purpose of determining the accuracy of previous management's estimates and reports of the value of certain balance sheet items. The effect of this evaluation will likely be a decrease in the value of certain assets and an increase in the net loss for 2000 from the amounts reported in the financial statements prepared by previous management. Current management does not believe it can complete this evaluation and adequately quantify the financial statement impact of these items prior to the deadline for filing the report.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Greg Coward                              (913)            621-6700
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           (Name)                               (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                |X| Yes     |_|  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                |X| Yes     |_|  No

     The Company incurred a net loss in 2000 which was higher than the loss incurred in 1999. However, until completion of the evaluation referred to in
Part III, current management is unable to quantify to its satisfaction the amount of net loss incurred in 2000.

                                  Cramer, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 19, 2001                      By     /s/ Greg Coward
                                                  -----------------------------
                                                  President and CEO

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